Exhibit 4.9

CEO Employment Agreement

This Service Agreement (the “Agreement”) is made and entered into as of April 2st, 2025 (the “Effective Date”), by and between XTL Biopharmaceuticals Ltd., Israeli public company, Registration No. 520039470 having its principal offices at 26 Ben-Gurion St., Ramat Gan, 5112001, Israel (the “Company”) Mr. Noam Band, ID no. ****, residing at ****, Israel (the “” or “CEO”). Each of the Company and the Service Provider shall sometimes be referred to as a “Party” and collectively, as the “Parties”.

WHEREAS, the Company wishes to appoint the Service Provider and the Service Provider wishes to be appointed by the Company, as the Chief Executive Officer of the Company to perform the Services (as defined below) pursuant to the terms and conditions set forth in this Agreement;

WHEREAS: the Service Provider represents to the Company that he is ready, qualified, willing and able to carry out his obligations and undertakings towards the Company pursuant hereto;

NOW THEREFORE, in consideration of the mutual undertakings and promises herein contained, the Parties hereby agree as follows:

1. General

1.1.	The preamble to this Agreement, including any statement herein and the annexes attached hereto, form an integral part hereof and shall be binding upon the Parties.

1.2.	The title headings of the Sections hereof are intended solely for convenience and are not intended and shall not be construed for any other purpose.

2. Scope of Engagement

2.1.	The Service Provider shall provide the Company with management services as the Chief Executive Officer of the Company (the “Services”), all in accordance with the terms set forth herein and reasonable instructions provided by the Company from time to time. Unless otherwise instructed by the Company, the Service Provider shall report to the Board of Directors of the Company.

2.2.	The CEO undertakes that all the Services shall be provided exclusively by Mr. Noam Band. ID no. 027769348.

2.3.	The Service Provider shall devote all necessary know-how, time, expertise and efforts, as required for the proper performance of the Services and as shall be required by the Company from time to time and it shall act with loyalty and dedication in order to perform its duties and obligations under this Agreement to maximize the Company’s benefits.

3. Compensation and Benefits

4.1.	Retainer Fee. During the term of this Agreement the Company shall pay the Service Provider as compensation for the Services, a monthly fee of NIS 50,000 plus VAT (the “Retainer Fee”). Upon the earlier of (i) the lapse of the first three (3) months period commencing as of the Effective Date, or (ii) the completion by the Company of an equity round of financing, the Parties hereby agree that the Retained Fee shall be increased to NIS 60,000 plus VAT.

4.2.	Options. In addition to the above, and subject to the approval of the Board of Directors of the Company, and the applicable law, the Service Provider shall be granted with:

4.2.1. 42,300,000 options (the “Time Based Options”) to acquire up to 42,300,000 ordinary shares of the Company NIS 0.1 nominal value each of the Company (the “Ordinary Shares”), represented by 423,000 American Depositary Shares of the Company (“ADSs”). The Time-Based Options shall vest equally on a quarterly basis over a period of forty-eight (48) months following the Effective Date (the “Options Vesting Period”), provided that during the Options Vesting Period, this Agreement remains in full force and the Service Provider continues to provide the Services hereunder. The exercise price for each such Time-Based Option being USD 1.40 per ADS.

4.2.2. 42,300,000 options (the “Milestone Based Options” and together with the Time-Based Options, the” Options”) to acquire up to 42,300,000 Ordinary Shares, represented by 423,000 ADSs. Upon the occurrence within a period of twenty-four (24) months as of the Milestones Based Options date of grant (each a “Milestone”) (i) reaching positive EBIDTA (based on financial statement audited by the Company’ auditors), 300,000 Milestone Based Options shall vest and (ii) closing of a strategic transaction (as defined by the Board), additional 123,000 Milestone Based Options shall vest, provided however that on the date of achievement of the relevant Milestone, the Service Provider continues to provide services to the Company. The exercise price for each such Time-Based Option being USD 1.60 per ADS.

4.3.	The Options shall be subject to the terms of the XTL Biopharmaceuticals Ltd. 2011 Global Incentive Option Scheme and Annex A – Israel to the Scheme (the: “Israeli Annex”), duly adopted and approved on August 29, 2011, the validity of which was duly extended until August 29, 2026, by Company on March 14, 2023 (the “Scheme”) and be granted pursuant to Section 102 of the Income Tax Ordinance [New Version] 5721-1961. A detailed option agreement shall be entered into by and between the Company and the Service Provider setting forth the terms herein and other customary terms relating to option agreements.

4.4.	In the event of termination of this Agreement: (i) The Options shall stop vesting upon the Termination Notice (as defined below); and (ii) any Options already vested may be exercisable within 90 days following the date of the Termination Notice.

4.5.	Any tax liability in connection with the Options (including with respect to the grant, exercise, sale of the Options or the share receivable upon their exercise) shall be borne solely by the Service Provider. A detailed option agreement shall be entered into by and between the Company and Service Provider setting forth the terms herein pursuant the Scheme and the Israeli Annex, and other customary terms relating to option agreements.

The Retainer Fee and Options shall collectively be referred to as the “Compensation”.

4.6.	The Company shall pay the applicable Compensation to the Service Provider within 5 days of receipt of an invoice against a proper tax invoice to be issued by the Service Provider upon the end of each month during the Term of this Agreement. The Service Provider shall provide the Company with a receipt no later than 7 days following the receipt of any Compensation.

4.7.	The Service Provider shall be solely responsible for any tax liability, including, levies, charges, dues, social security and health insurance resulting from any payment made to it under this Agreement, except for VAT which shall be paid by the Company, if applicable. The Service Provider acknowledges that Company may withhold taxes at source in accordance with applicable laws.

4.8.	The Compensation shall constitute the total compensation due to the Service Provider under this Agreement and the Service Provider shall not be entitled to any other form of compensation, commission, fee, bonus, reimbursement or any other form of payment for the provision of Services hereunder.

4.9.	The Company shall reimburse the Service Provider for necessary and customary business expenses incurred by the Service Provider and pre-approved by the Company, in accordance with Company policy as determined by the Company from time to time and provided the Service Provider has submitted, in writing, in the proper format, an expense report for the same, together with written receipts and/or invoices evidencing such expenses, in accordance with the expense policy, as determined by the Company from time to time. Where expenses have been incurred by means of installment payments or on credit, Service Provider shall not be reimbursed for such expenses until he has actually paid them, i.e., his/her account has been debited for each installment. Service Provider hereby acknowledges that once reimbursement has been received for goods purchased by Service Provider on behalf of the Company, such goods shall become the sole property of the Company.

5. Terms and Termination

5.1.	This Agreement shall take effect as of the Effective Date and shall continue in full force, unless terminated by either Party as set forth below (the “Term”).

5.2.	Either Party may terminate this Agreement without cause upon a written notice of at least sixty (60) days to the other Party (the “Termination Notice” and the “Notice Period”).

5.3.	Without prejudice to the provision of Sections 5.1 and 5.2 above the Company shall have the right to terminate this Agreement for “just cause” (as defined below), at any time, by giving the Service Provider notice of termination for just cause, stating the reasons constituting the just cause. In such event, this Agreement shall be terminated as of the time of delivery of the said notice. Any of the following circumstances, actions or omissions by the Service Provider shall constitute a “just cause” under this Section: (i) a material breach by Service Provider of any provision of this Agreement which is not cured by Service Provider within ten (10) days after its receipt of notice thereof from the Company containing a description of the breach or breaches alleged to have occurred; (ii) habitual neglect by Service Provider or gross failure by Service Provider to adequately perform its Services and duties hereunder; (iii) any act (or failure to act) of moral turpitude by Service Provider or action (or omission) by Service Provider to intentionally harm the Company, including, but not limited to theft, embezzlement, or self-dealing.

5.4.	In the event of termination other than for just cause, the Service Provider shall be entitled to the applicable Compensation only to the extent that it provides Services to the Company during the Notice Period. In the event the Company wishes not to receive the Services during the Notice Period, it may notify the Service Provider, but nevertheless shall be required to pay the Service Provider the applicable Compensation.

5.5.	During the Notice Period following termination, other than upon termination by Service Provider for just cause, and to the extent requested by the Company, the Service Provider shall cooperate with the Company and use its best efforts to assist the integration into the Company’s organization of the person or persons who will assume its responsibilities hereunder. At the option of the Company, the Service Provider shall during such period either continue rendering of the Services or cease such service

5.6.	In the event of any termination of this Agreement, the Service Provider will promptly deliver the Company all documents, data, records and other information that belong to the Company or pertaining to the Services provided by it and any other equipment or other property belonging to the Company in its possession and the Service Provider will not take any documents or data, or any reproduction or excerpt of any documents or data, containing or pertaining to the Services provided by it to the Company.

6. Representations by the Service Provider

6.1.	The Service Provider hereby undertakes to assist in the development, advancement and prosperity of the Company to the extent possible and to act honestly and fairly towards and with the Company and its affairs.

6.2.	The Service Provider hereby declares and warrants that as of the date hereof: (a) no restriction exists to its involvement in the provision of the Services, (b) the performance of the Services shall not conflict or cause the breach of any agreement or undertaking of any kind whatsoever to which either is subject or bound to, (c) it shall not use, during the performance of the Services, any confidential or proprietary information of any third party whatsoever.

6.3.	The Service Provider undertakes to keep the Company fully informed in due time of all developments relating to the Services that may be of concern to the Company.

6.4.	The Service Provider will exercise reasonable care and diligence to prevent, and will not take, any action which could result in a conflict with, or be prejudicial to, the interests of the Company.

6.5.	The Service Provider shall perform all duties set forth herein in full compliance with all applicable laws, regulations, orders and other legal requirements to which it is subject in the conduct of its activities hereunder.

7. Relationship

7.1.	The Service Provider shall be at all times an independent contractor for the Company, and no employment, agency or other relations shall exist, be implied or asserted as a result of its engagement thereby.

7.2.	The Service Provider hereby declares that the engagement with the Company as an independent contractor, rather than as an employee, was made upon its initiative and request, and accordingly the Service Provider hereby irrevocably and expressly waives any claim or demand in connection with employer-employee relationship as of the Effective Date, and further declares that he acknowledges that the consideration agreed with the Company under this Agreement is based upon its declaration and the absence of such relationship and that it shall not be eligible for any right or any benefit - including such rights and benefits that the Company may grant to its employees (such as pension contributions, vacation days, severance pay, etc).

7.3.	The Service Provider undertakes to indemnify the Company for any payment and/or expenses that the Company will incur as a result of the Service Provider’s claims in contradiction of its undertaking under this Section 7.

7.4.	Without derogating from the above, it is agreed that the Compensation paid to the Service Provider under this Agreement is considerably higher than what it would have been should the Service Provider have been employed by the Company as its employee. Therefore, it is agreed that if it shall be determined, at any time in the future, by a court of competent jurisdiction, that during the term of this Agreement or any part thereof, the Service Provider, was an employee of the Company and not an independent contractor (the “Ruling”), then the Service Provider shall immediately return the Company 30% of the Compensation paid to it in respect of such period.

7.5.	The Company shall be entitled to offset any amounts due to it under this Section 7 from any amounts paid to the Service Provider under this Agreement and/or from any amount ruled by a court of competent jurisdiction in virtue of the Ruling.

7.6.	The terms of this Section 7 shall survive any termination or expiration of this Agreement.

8. Proprietary Information

8.1.	The Service Provider acknowledges and agrees that it will have access to confidential and proprietary information concerning the business and financial activities of the Company and information and technology regarding the Company’s research and development, including without limitation, the Company’s properties, employees, marketing plans, customers, trade secrets, and test results, processes, data and know-how, improvements, inventions, techniques, products (actual or planned) and any notes, memoranda, summaries, analyses, compilations or any other writings relating thereto prepared by the Service Provider or others. Such information, whether documentary, written, oral or computer generated, shall be deemed to be and referred to as “Proprietary Information”.

8.2.	Proprietary Information shall be deemed to include any and all Proprietary Information disclosed by or on behalf of the Company, or to which Service Provider may have had access due to Service Provider’s engagement with the Company and irrespective of form, but excluding information that (i) was known to the Service Provider prior to its engagement with the Company, as can be evidenced by appropriate documentation; (ii) is or shall have become a part of the public knowledge except as a result of a breach of this Agreement by the Service Provider or anyone on its behalf; (iii) shall have been received by the Service Provider from a third party having no obligation to confidentiality towards the Company.

8.3.	The Service Provider agrees and declares that all Proprietary Information, patents and other rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during its engagement by the Company and after its termination, the Service Provider will keep in confidence and trust all Proprietary Information, and the Service Provider will not use or disclose any such information or anything relating to it without the written consent of the Company, except as necessary to perform its duties hereunder and provided that prior to disclosing any Proprietary Information to any third party, the Service Provider shall have ensured that every recipient of Proprietary Information has signed a non-disclosure agreement with non-use and non-disclosure terms substantially similar to those contained herein. Service Provider shall exercise the highest degree of care in safeguarding such information against loss, theft or other inadvertent disclosure and will take all reasonable steps necessary to ensure the maintaining of confidentiality thereof. Upon termination of its engagement with the Company, the Service Provider will promptly deliver to the Company all documents and materials of any nature pertaining to its work with the Company, and Service Provider will not take with it or retain any documents or materials or copies thereof containing any Proprietary Information.

8.4.	The Service Provider agrees and declares that all Inventions (as defined below) which the Service Provider has developed or may develop, made, conceived, reduced to practice, or learned, either alone or with others, that (i) are developed in whole or in part on the Company’s time or using Company’s equipment, supplies, facilities or Proprietary Information, or (ii) result from or are suggested by any task assigned to the Service Provider or any work performed by the Service Provider for or on behalf of the Company, or by the scope of the Service Provider’s duties and responsibilities with the Company under this Agreement (the “Company Inventions”), shall be the sole property of the Company and its assigns, and the Service Provider agrees and declares that it does not have any proprietary right and shall have no suit and/or claim of any kind against the Company in any matter relating, whether directly or indirectly, to any Company Inventions and the Intellectual Property Rights thereto. Without derogating from the aforementioned, the Service Provider hereby explicitly waives any interest, claim or demand that it may have for, or may be entitled to, with respect to any consideration, compensation or royalty in connection with the Company Inventions, including but not limited to, any claims for consideration, compensation or royalty pursuant to Section 134 of the Israeli Patent Law of 1967 (the “Patent Law”) to the extent applicable. Without derogating from the aforementioned Service Provider hereby acknowledges and declares that the Compensation and other benefits provided under this Agreement constitute the entire compensation to which Service Provider is entitled to and includes any and all considerations with respect to Inventions which Service Provider has developed, made, authored, contributed to or worked on, in whole or in part, independently or jointly with others. Service Provider hereby waives all claims and agree never to assert against the Company and/or any of its existing or future affiliates or licensees, with respect to any (i) rights to receive consideration, compensation or royalty payment in connection with the Inventions, and/or (ii) moral rights. “Intellectual Property Rights” means all rights, patents, copyrights, trade secrets, trademarks, service marks, trade names, applications and other proprietary rights in any jurisdiction, arising from any Inventions. “Inventions” means any patent applications, patents, know-how, technical information, work product, designs, ideas concepts, information, materials, processes, data, programs, improvements, innovations, discoveries, developments, artwork, works of authorship, concepts, drawings, algorithms, techniques, methods, systems, processes, compositions of matter, computer software programs, databases and mask works formulae, other copyrightable works, and technique, whether or not patentable, copyrightable or protectable as trade secrets, irrespective of whether registered as a patent, copyright, trademark or in another form.

8.5.	Intellectual Property Assignment. The Service Provider hereby assigns and agrees to assign in the future (when any such Company Inventions or Intellectual Property Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all the Service Provider’s right, title, and interest in and to any and all Company Inventions (and all Intellectual Property Rights with respect thereto) and shall sign, execute and acknowledge, at the Company’s expense, any and all documents as may be necessary for the purpose of securing the Company Inventions. The Service Provider agrees to reasonably assist the Company at the Company’s cost in every proper way to obtain and enforce United States and any other foreign intellectual property rights relating to the Company Inventions in all countries. In the event the Company is unable to secure Service Provider’s signature on any document needed in connection with such purposes, after the Company provided a notice to the Service Provider and Service Provider has failed to execute such documents, within fourteen (14) days thereof, the Service Provider hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Service Provider’s agent and attorney in fact, which appointment is coupled with an interest, to act on Service Provider’s behalf to execute and file any such documents and to do all other lawfully permitted acts to further such purposes with the same legal force and effect as if executed by Service Provider.

8.6.	Waiver of IP Claims and Moral Rights. The Service Provider hereby explicitly waives any interest, claim or demand for any moral rights that it has or may have in the future, with respect to the Company Inventions and all rights to assert against the Company, any claim whatsoever, before any forum, including without limitations judicial and administrative forums, with respect to said compensation for Company Inventions or with respect to said moral rights.

8.7.	The Service Provider’s undertakings in this Section 8 shall remain in full force and effect after termination or expiration of this Agreement or any renewal thereof.

9. Non-Competition and Non-Solicitation

9.1.	The Service Provider hereby agrees that as long as it will be engaged with the Company and for a period of twelve (12) months after the termination of such engagement, for any reason, it will not, without the prior written approval of the Company:

9.1.1.	Either alone or jointly with others or as an employee, agent, consultant, owner, partner, joint venture, shareholder, broker, principal, corporate officer, director, licensor or in any other capacity or as an employee of any person, firm or company, anywhere in the world, directly engage in, become directly financially interested in, be employed by any business or venture that is engaged in any activities involving products or services competing with the Company’s products or services. The foregoing shall not apply to (i) holdings of securities of any company the shares of which are publicly traded on an internationally recognized stock exchange, which do not exceed 5% of the issued share capital of such public company, so long as he will have no active role in such public company as a director, officer, employee, consultant (including as an independent consultant) or otherwise, or (ii) de minimis non-commercial activities.

9.1.2.	Either directly or indirectly, including personally or in any business in which Service Provider is an employee, officer, director, shareholder, consultant or contractor, for any purpose or in any place, (i) solicit or encourage or endeavor to solicit or encourage or cause others to solicit or encourage any employees, suppliers or customers of the Company to terminate their engagement with the Company; or (ii) approach or attempt to approach, or assist anyone else to approach or attempt to approach, any customer of the Company in order to suggest such customer with any services competing with the Company’s services or products.

10. Miscellaneous

10.1.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart and all of which together shall constitute one and the same instrument.

10.2.	Severability. In the event any provision herein is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, provided however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court.

10.3.	Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflict of law provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved exclusively by the competent courts of Tel-Aviv.

10.4.	Successors and Assigns; Assignment. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties hereto. Neither party may assign, sell, license, grant, dispose or otherwise transfer any of its rights and obligations under this Agreement, or any part thereof, unless permitted in writing by the other party.

10.5.	Entire Agreement; Amendment and Waiver; Conflict. This Agreement sets forth the entire agreement and understanding of the Parties concerning the subject matter hereof, and no representation, promise, inducement or statement of intention not set forth in this Agreement has been made by or on behalf of any Party hereto. Thus, this Agreement supersedes any prior agreements between the Parties with respect to this subject matter. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Parties hereto.

10.6.	Notices, Etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing (email will be deemed as writing) and shall be addressed to such party’s address as set forth in the preface of this Agreement or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Service Provider:	_____________
Attn:	Noam Band
Email:	****

if to the Company:	XTL Biopharmaceuticals Ltd.
Attn:	Shlomo Shalev
Email:	****

With a copy (which shall not constitute notice) to:

DTKGG & Co.

BSR 4 Tower, 33 floor

Adress: 7 Metsada Street, Bnei Brak, Israel

Attention: Ronen Kantor, Adv.

Telephone No.: +972-3-6133371

E-mail: rkantor@dtkgg.com

Any notice sent in accordance with this Section 10.6 shall be deemed received (i) if sent via email, within 2 business days, (ii) if delivered in person or by courier service, upon delivery, (iii) if sent by facsimile transmission, on the business day following transmission with confirmed answer back, (iv) if sent by registered mail (or air mail if the posting is international), within ten (10) days after posting, or (v) earlier, upon actual receipt, provided however that any notices sent in accordance with sub-sections (ii)-(iv) shall be also sent via email.

10.7.	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the Parties have executed and delivered this Service Agreement as of the Effective Date.

XTL Biopharmaceuticals Ltd.	NOAM BAND

[Signature Pages to XTL Biopharmaceuticals – Noam Band Service Agreement – April 2025]